Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Website News

New Charter Fights Back Against Deal Critics
November 4, 2015 / in News/

Originally appears in Multichannel news
By John Eggerton
http://www.multichannel.com/news/fcc/new-charter-fights-back-against-deal-critics/395031

Cites Reasons TWC-BHN Deal Not a Threat to Competition

Charter has told the FCC just how wrong those trying to block its proposed merger with Time Warner Cable and Bright House are about what the resulting company, New Charter, would look like.

In a joint filing with the FCC Tuesday (Nov. 3) responding to petitions to deny the merger, Charter and the other merging parties said the new company would not harm video competition and that proposed unbundling and wholesale access conditions -- opponents usually include what the FCC should do to "limit harms" if it does approve the deal -- would be harmful.

The companies said concerns about foreclosure of competing MVPDs or online video distributors (OVDs) and any harm to the set-top-box market are similarly misplaced. It said that debt leverage should not be a concern, that they are committed to diversity--Charter is currently negotiating a memorandum of understanding to that effect with the National Hispanic Media Coalition, for example--and that the transaction will benefit low-income households.

Charter et al. said the deal will expand and improve broadband, provide advanced video options and expanding Charter's "industry-leading commitment to an open Internet." Charter has said it would abide by new Open Internet rules regardless of their legal fate, just as Comcast pledged in its NBCU deal.

Click here for more. http://www.multichannel.com/news/fcc/new-charter-fights-back-against-deal-critics/395031

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Time Warner opens retail store on Hubbards
November 4, 2015 / in News/

By Sheldon S. Shafer
November 3, 2015
http://www.courier-journal.com/story/news/local/2015/11/03/time-warner-opens-retail-store-hubbards/75126456/

Time Warner Cable is opening a "new experience store" at 291 N. Hubbards Lane in the St. Matthews area, with a grand opening Thursday at 9:30 a.m.

The new store features an innovative retail concept aimed at providing customers with exceptional customer service, "as well as providing an enhanced, hands-on experience to learn about and enjoy TWC’s suite of TV, Internet and phone services," a news release said.

Time Warner Cable spokesman Mike Hogan said that the Charter organization will assume operation of the store when its complicated business deal with Charter is approved by federal regulators, probably within a few months. The Metro Council has approved transferring the Metro Louisville cable franchise from Time Warner Cable to the new Charter organization.

Click here for more. http://www.courier-journal.com/story/news/local/2015/11/03/time-warner-opens-retail-store-hubbards/75126456/

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Charter-Time Warner merger could boost Internet access
November 4, 2015 / in News/

By Jackson French
October 30, 2015
http://www.bgdailynews.com/news/charter-time-warner-merger-could-boost-internet-access/article_0b838764-bf5f-5dce-add9-349a0debb5dc.html

With Charter Commun-ications in the process of acquiring Time Warner Cable and expressing a desire to expand on the company’s service areas, Warren County could see improvements in broadband speeds and expansion of service.

Charter can’t complete the deal without approval from the Federal Communications Commission and the Justice Department, said Brian Gregory, senior director of Charter’s government relations in its south region.

“We’re essentially waiting for their approval,” he said, adding that there is no anticipated date for the approval.

Multiple news agencies this week reported the deal will likely close in the first quarter of 2016. It had been anticipated to close in the fourth quarter of 2015.

Charter spokesman Justin Venech said Charter has added 7,000 jobs to its nationwide network since 2012 and looks to similarly expand jobs in areas the company adds to its network.

Click here for more. http://www.bgdailynews.com/news/charter-time-warner-merger-could-boost-internet-access/article_0b838764-bf5f-5dce-add9-349a0debb5dc.html

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Charter Goes Positive
November 4, 2015 / in News/

By Mike Farrell
October 29, 2015
http://www.multichannel.com/news/cable-operators/charter-goes-positive/394919

UPDATED: Video Sub Gains Counter Cord-Cutting Narrative

Charter Communications continued cable’s streak of improved basic video customer growth, adding 12,000 customers in the third quarter, its first positive growth quarter since Q4 2014.

Charter also increased high-speed data customer additions, adding 131,000 in the period versus 94,000 additions in the same period last year. Telephony customer additions also increased to 37,000 in the quarter, compared to 29,000 additions in the prior year.

"Clearly, 2Q15 was not a negative inflection point for the industry, and this morning's results from Charter and Time Warner Cable validate this thesis of ours," analyst Vijay Jayant, of Evercore ISI, said in a note to investors. Pay TV operators struggled in the second quarter of this year, raising fears of a spiral of subscriber losses (see Kagan: Cord-Cutters Drive Pay TV Losses To 625K). Craig Moffett, of MoffettNathanson, commented in part: "It’s time to change the narrative about cord cutting."

Click here for more. http://www.multichannel.com/news/cable-operators/charter-goes-positive/394919

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Charter's Rutledge: We're very bullish on the enterprise market opportunity
November 4, 2015 / in News/

By Sean Buckley
October 29, 2015
http://www.fiercetelecom.com/story/charters-rutledge-were-very-bullish-enterprise-market-opportunity/2015-10-29

Charter Communications sees an opportunity to grow its presence in the competitive business services market, one where it will enhance its standing upon completing its pending acquisitions of Bright House Communications and Time Warner Cable (NYSE: TWC).

Speaking to investors during the third-quarter earnings call, Tom Rutledge, CEO of Charter said that the company will continue to expand its network footprint to serve more businesses.

"We're very bullish on the future of enterprise and we think what's going on today is a repositioning in the marketplace," Rutledge said.

Click here for more. http://www.fiercetelecom.com/story/charters-rutledge-were-very-bullish-enterprise-market-opportunity/2015-10-29

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.